[Cahill Gordon & Reindel LLP Letterhead]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

May 29, 2014

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
James Lopez, Legal Branch Chief
Ruairi Regan

Re:	Foresight Energy LP
Amendment No. 7 to Registration Statement on Form S-1
Filed on May 7, 2014
Reg. No. 333-179304

Dear Mr. Reynolds, Mr. Lopez and Mr. Regan:

On behalf of our client, Foresight Energy LP (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s above-referenced registration statement on Form S-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of the portions marked with “[*]” (the “Confidential

***CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83***

Information”) of this letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83”.

Attached as Exhibit A for review by the Staff are a number of pages from the Registration Statement reflecting certain valuation related information. The Company expects to file an amended Registration Statement with the SEC in advance of the launch of the Company’s roadshow. In light of current circumstances, the Company will consult with the Staff regarding the appropriate steps in order to ensure that the Registration Statement can be declared effective in order to permit the Offering to be completed.

*    *    *

Please direct any questions or comments concerning this letter to William J. Miller at (212) 701-3836 or Kimberly Petillo-Décossard at (212) 701-3265 of Cahill Gordon & Reindel LLP.

Sincerely,

/s/ Cahill Gordon & Reindel LLP
Cahill Gordon & Reindel LLP

cc:	Rashda Buttar, Senior Vice President- General Counsel of Foresight Energy LP

*** CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83***

Exhibit A

[see attached Registration Statement pages]

*** CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83***

***CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83***

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. On a pro forma basis as of March 31, 2014, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was $[*] million, or $[*] per common unit. Purchasers of common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$	[*]
Net tangible book value per common unit before the offering(1)	[*]
Increase in net tangible book value per common unit attributable to purchasers in the offering	[*]
Less: Pro forma net tangible book value per common unit after the offering(2)		$	[*]

Immediate dilution in tangible net book value per common unit to purchasers in the offering(3)		$	[*]

(1)	Determined by dividing the number of units ([*] common units and [*] subordinated units) to be issued to our general partner and its affiliates, including Foresight Reserves and a member of management, for the contribution of assets and liabilities to us) into the net tangible book value of the contributed assets and liabilities. The net tangible book value of the contributed assets and liabilities is equal to Foresight Energy LLC members’ (deficit) equity attributable to controlling interests of ($126.1 million) as of March 31, 2014.
(2)	Determined by dividing the total number of units to be outstanding after the offering ([*] common units and [*] subordinated units) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $[*] and $[*], respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount		Percent
(in thousands)
General partner and affiliates(a)(b)(c)	[*]	[*] %	$	[*]	[*]%
Purchasers in the offering	[*]	[*] %	$	[*]	[*]%
Total	[*]	100.0%	$	[*]	100.00%

(a)	The units acquired by our general partner and its affiliates, including Foresight Reserves and Michael J. Beyer, consist of common units and subordinated units.
(b)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with US GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2014, equals parent net investment, which was ($[*]) million and is not affected by this offering.
(c)	Assumes the underwriters’ option to purchase additional common units is not exercised and that we issue the common units subject to underwriters’ overallotment option to Foresight Reserves and Michael J. Beyer on a pro rata basis.

***CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83***

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014:

•	On an actual basis; and

•	On an as adjusted basis, after giving effect to this offering (assuming the underwriters’ overallotment option to purchase additional common units is not exercised), the use of proceeds therefrom and the IPO Reorganization.

You should read this table together with “Use of Proceeds,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness” and our consolidated historical financial statements, along with the notes thereto, included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted
	($ in thousands)
Cash and cash equivalents(1)	$25,245	$	[*]

Long-term debt(2)(3):
Senior Secured Credit Facilities:
Revolving Credit Facility(3)	$280,000	$	[*]
Term Facility(5)	443,638		[*]
7.875% Senior Notes due 2021(6)	595,897		[*]
5.780% Longwall Financing Arrangement	72,833		[*]
5.555% Longwall Financing Arrangement	67,031		[*]
Interim Longwall Financing Arrangement(4)	61,335		[*]
Capital Lease Obligations—Longwall Shield Facility	40,078		[*]

Total debt	1,560,812		[*]

Partners’ capital:
Limited partners:
Common unitholders—public(7)		$	[*]
Common unitholders—Foresight Reserves and a member of management(8)(9)			[*]
Subordinated unitholders—Foresight Reserves and a member of management(8)(9)			[*]
General partner			[*]
Non-controlling interests			[*]
Total Foresight Energy LP partners’ capital		$	[*]
Members’ (deficit) equity:
Controlling interests	(126,053)
Non-controlling interests	7,561

Total members’ (deficit) equity	(118,492)

Total Capitalization	$1,442,320	$	[*]

(1)	As of April 30, 2014, cash and cash equivalents were $4.1 million, which gives effect to amounts used to repay portions of our Revolving Credit Facility. See footnote 3 below.

***CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83***

(2)	Includes current portion of long-term debt. Total debt does not include $193.4 million of certain sale-leaseback financing obligations (including coal and surface leases) as of March 31, 2014 that are characterized as financing transactions due to the continuing involvement of certain of our affiliates in mining related to the leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”
(3)	See “Description of Indebtedness” for a complete description of this indebtedness. As of April 30, 2014, the outstanding balance under our Revolving Credit Facility was $243.5 million, which gives effect to amounts repaid subsequent to March 31, 2014, but does not give effect to additional borrowings under our Revolving Credit Facility to repay the Interim Longwall Financing Arrangement described in footnote 4 below. In addition, at April 30, 2014, we had unused capacity of $253.9 million under our Revolving Credit Facility (including $2.6 million of letters of credit).
(4)	Prior to the consummation of this offering, we repaid the amounts due under this arrangement with borrowings under our Revolving Credit Facility. See “Description of Indebtedness—Interim Longwall Financing Arrangement.”
(5)	Includes unamortized debt discount of $4.1 million. The As Adjusted amount gives effect to the anticipated use of approximately $[*] million of the proceeds from this offering to repay amounts outstanding under the Term Facility. See “Use of Proceeds.”
(6)	Includes unamortized debt discount of $4.1 million.
(7)	Calculated based on the gross proceeds from the offering, net of the estimated underwriters discount and structuring fees at the midpoint of the range set forth on the cover of this prospectus and the estimated expenses of this offering.
(8)	A member of management refers to Michael J. Beyer, our President and Chief Executive Officer.
(9)	Calculated as the ownership percentage of common and subordinated partnership equity held by Foresight Reserves and a member of management after giving effect to this offering, multiplied by members’ deficit attributable to controlling interests, at March 31, 2014, less the special distribution being made to Foresight Reserves and a member of management (pro rata for the percentage interest of common and subordinated units owned by Foresight Reserves and such member of management). The calculation of the “As Adjusted” partners’ capital attributable to Foresight Reserves’ and a member of management’s common and subordinated units is as follows:

As adjusted, common unitholders—Foresight Reserves and a member of management		(in thousands)
Members’ deficit attributable to controlling interests as of March 31, 2014			$(126,053)
Percentage of Foresight Reserves and a member of management’s common unit ownership as a percentage of total units retained after the offering	x		[*]	%

		$	[*]

Less: Special distribution ($[*] multiplied by [*] %)		$	[*]

As adjusted, common unitholders—Foresight Reserves and a member of management		$	[*]

As adjusted, subordinated unitholders—Foresight Reserves and a member of management		(in thousands)
Members’ deficit attributable to controlling interests as of March 31, 2014			$(126,053)

Percentage of Foresight Reserves and a member of management’s subordinated unit ownership as a percentage of total units retained after the offering	x		[*]	%

		$	[*]

Less: Special distribution ($[*] multiplied by [*] %)		$	[*]

As adjusted, subordinated unitholders—Foresight Reserves and a member of management		$	[*]